CF Finance Acquisition Corp. II

110 East 59th Street

New York, NY 10022

VIA EDGAR

February 10, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Sherry Haywood

Re:	CF Finance Acquisition Corp. II

Amendment No. 1 to Registration Statement on Form S-4

Filed January 26, 2021

File No. 333-251683

Dear Ms. Haywood:

CF Finance Acquisition Corp. II (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 9, 2021, regarding our Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-251683, filed with the Commission on January 26, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 2 to the Registration Statement on Form S-4 (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Registration Statement on Form S-4

Comparative Per Share Information, page 53

1.	We note your response to prior comment 2. Please more fully explain to us how you determined the exchange rate you used to calculate the equivalent pro forma per share data.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 55 of the Amendment.

Consolidated Financial Statements - View Inc.

3. Revenue, page F-54

2.

We note your response to prior comment 10 and we note the disaggregated revenue disclosures you provide; however, we also note the significant percentages of revenue that are derived from product sales in the USA. Due to the facts that revenue disclosures based on when/how you recognize revenue are available and appear to impact the timing and uncertainty of revenue and cash flows, it remains unclear to us how you determined that providing such disaggregated revenue disclosures here and on page F-88 would not be meaningful based on your business.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 10, 2021

Response:

We respectfully acknowledge the Staff’s Comment. To begin, View based its determination of the categories by which it discloses further disaggregation of revenue by using the objective laid out in paragraph 606-10-50-5, which is, “…into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.” It is the last part of this objective that is critical to understanding View’s rationale.

First, as the Staff correctly notes, View’s revenues have historically been concentrated in the United States; however, View expects to continue to expand into new geographic markets in future periods and believes that economic factors can impact various geographies in different ways (for example, a geo-political event could impact one region of the globe but not all, or even have counter effects). As such, it is important for the users of View’s financial statements to understand View’s business’s exposure to different geographies as it can have an impact on the amount, timing and uncertainty of revenues and cash flows in those different geographic regions depicted.

Conversely, while it may appear to be the case, the components of View’s revenue that are recognized over-time and point-in-time are not disparately affected by economic factors. IGUs and CSS together are essential to View’s smart glass technology and each such element must be purchased and installed in a project for View’s glass to tint and for the end-user to experience View’s smart glass technology. As a result, once View has sold IGUs with respect to a construction project, it has, and will always sell, corresponding CSS relating to the same project. Economic factors will not have an impact on that dynamic.

Further, the time frame between the recognition of revenue and generation of cash flows of IGUs (revenue recognized over the fabrication period) and CSS (revenue recognized upon shipment) is relatively short. Building construction projects are implemented in phases, typically one floor and one building at a time. View aggregates IGUs into batches and ship them to project sites based on the construction schedule followed by batch shipment of CSS to electricians. Payment terms for both IGU and CSS contracts are generally net-30 upon invoicing, which coincides with each shipment of IGUs and CSS and completion of commissioning services.

Given the relatively short window of time in which both IGUs and CSS are fulfilled, economic factors do not affect the nature, timing, amount and uncertainty of revenue or cash flows in a disparate manner, notwithstanding that IGU revenue is recognized over-time and CSS revenue is recognized at a point-in-time. As a result, View does not believe that disclosing the disaggregation of revenue categorized based on the timing of the transfer of control of goods provides meaningful decision-making information to the users of View’s financial statements.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

February 10, 2021

We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please feel free to contact our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Howard Lutnick
Name:	Howard Lutnick
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Hughes Hubbard & Reed LLP

Skadden, Arps, Slate, Meagher & Flom LLP